Scott D. Karchmer

415.442.1091

skarchmer@morganlewis.com

June 19, 2006

VIA EDGAR AND FACSIMILE

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Nanogen, Inc.

Registration Statement on Form S-3

Filed May 15, 2006

File no. 333-134131

Dear Mr. Mancuso:

On behalf of our client, Nanogen, Inc. (the “Company” or “Nanogen”), we submit this letter in response to the letter from you to Nanogen dated May 25, 2006 (the “Comment Letter”). Your comment is repeated below and is followed by the Company’s response.

In accordance with 17 C.F.R. § 200.83, we have provided a letter to the staff (the “Staff”) of the Securities and Exchange Commission (the Commission”) and the Office of Freedom of Information and Privacy Act Operations requesting confidential treatment for certain portions of the Company’s responses set forth in this response letter (the “Specified Information”). The Company has redacted the Specified Information from the letter filed via EDGAR and has included such information, set forth in brackets and bold typeface, solely in paper copies of the letter submitted to the Staff.

Form S-3

1.	We note that on May 5, 2006, you filed a Form 8-K announcing your acquisition of Amplimedical’s business division. Please provide all required financial information prior to requesting acceleration of the effective date of this registration statement. Refer to Item 9.01 of Form 8-K. If you believe that any financial information may be omitted due to significance of the transaction or otherwise, please provide us with detailed calculations supporting your conclusion.

Mr. Russell Mancuso

June 19, 2006

We believe that financial information is not required by Form 8-K in connection with Nanogen’s acquisition (the “Acquisition”) of the diagnostic business (the “Acquired Business”) from Amplimedical S.p.A. (“Amplimedical”) on May 1, 2006. Under Instruction 4(ii) of the Form 8-K, Nanogen is only required to file a Form 8-K under Item 2.01 if the Acquisition was an acquisition of a business (see Rule 11-01(d) of Regulation S-X) that meets the 20% significance test set forth in Rule 11-01(b) of Regulation S-X. Nanogen has concluded that the Acquisition does not meet the 20% significant test under Rule 11-01(b)(1).

Whether or not the 20% significance test is met is determined by applying the following tests:

1.	Investment test – Nanogen’s investment in the Acquired Business exceeded twenty percent (20%) of the total assets of Nanogen and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

2.	Asset test – The total assets of the Acquired Business exceeded twenty percent (20%) of the total assets of Nanogen and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

3.	Pretax income test – the pretax income of the Acquired Business exceeded twenty percent (20%) of the pretax income of Nanogen and its subsidiaries consolidated for the most recently completed fiscal year.

The relevant facts supporting Nanogen’s determination that the 20% significance test is not met are as follows:

Investment Test

Nanogen’s investment in the Acquired Business consists of (i) an initial consideration of approximately €8.1 million (or approximately $9.9 million), of which approximately €6.1 million (or approximately $7.5 million) was paid by delivery of a convertible promissory note issued by Nanogen and approximately €2.0 million (approximately $2.5 million) will be paid in cash following a 270-day adjustment period. The initial consideration is subject to adjustment based upon various factors set forth in the asset purchase agreement, which was filed as Exhibit 2.1 of the Company’s Form 8-K filed with the Commission on May 5, 2006. In addition, Nanogen assumed liabilities and obligations of approximately €623,000 (approximately $765,000). Nanogen’s estimated expenses for the acquisition are approximately $700,000.

Mr. Russell Mancuso

June 19, 2006

CONFIDENTIAL TREATMENT REQUESTED BY NANOGEN, INC. FOR THE BRACKETED AND BOLD TYPEFACE PORTIONS OF THIS RESPONSE.

As set forth in the calculations attached hereto as Exhibit A, Nanogen’s investment in the Acquired Business is only 11.6% of the total assets of Nanogen and its subsidiaries consolidated as of the end of the fiscal year ended December 31, 2005.

Asset Test

As set forth in the calculations attached hereto as Exhibit A, the total assets of the Acquired Business are approximately [***]% of the total assets of Nanogen and its subsidiaries consolidated as of the end of the fiscal year ended December 31, 2005.

Pre-tax Income Test

In the year ended on December 31, 2005, the Acquired Business had a pre-tax [***]. As set forth in the calculation attached hereto as Exhibit A, the pre-tax loss of the Acquired Business is approximately [***]% of the loss of Nanogen and its subsidiaries consolidated as of the end of the fiscal year ended December 31, 2005.

Because the Acquired Business was a business, the 10% asset purchase significance test of Instruction 4(i) of Form 8-K does not apply. Although the transaction was structured as an asset purchase, under the guidance provided by Rule 11.01(d) of Regulation S-X, we believe that assets acquired constitute a business. We note that Acquired Business was substantially all of the diagnostic division of Amplifon S.p.A., the parent company of Amplimedical, the revenue-producing activity of the Acquired Business will remain generally the same as before the Acquisition and all of the attributes of the Acquired Business listed under Rule 11-01(d)(2) other than certain trade names will remain the same after the Acquisition. Our interpretation of the applicability of the tests under Instruction 4(i) and (ii) of Item 2.01 of Form 8-K is based upon guidance in the Division of Corporation Finance Training Material entitled Accounting Disclosure Rules and Practices (2000 edition – 3/31/00) (See Topic Two, I.A.1, page 2-1).

Mr. Russell Mancuso

June 19, 2006

Even if it is determined that Form 8-K required Nanogen to file a Form 8-K under Item 2.01 because the 10% asset purchase significance test is applicable, Nanogen has determined that financial information relating to the Acquisition and the Acquired Business would not be required. Under Item 9.01(a) of Form 8-K and Rule 3-05(b)(2) of Regulation S-X financial statements of the Acquired Business are required to be filed if the 20% significance test set forth above is met. As discussed above, the 20% significance test is not met and therefore Nanogen is not required to file financial statements for the Acquired Business on a Form 8-K.

Because financial statements of the Acquired Business are not required to be filed with the Form 8-K, we have concluded that Item 9.01(b) of Form 8-K and Article 11 of Regulation S-X do not require the presentation of pro forma financial information. This conclusion is made in reliance on Rule 11.01(c), which provides that “pro forma effects of a business combination need not be presented . . . if separate financial statements of the acquired business are not included in the filing.”

In connection with the Company’s response to the comments of the Securities and Exchange Commission, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Russell Mancuso

June 19, 2006

Nanogen respectfully requests the Staff’s assistance in completing the review as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this letter to the undersigned at (415) 442-1091.

Sincerely,

/s/ Scott D. Karchmer
Scott D. Karchmer

cc:	Eduardo Aleman

Staff Attorney

Mail Stop 6010

Division of Corporation Finance

Securities and Exchange Commission

Robert W. Saltmarsh

Chief Financial Officer

Nanogen, Inc.

EXHIBIT A

CONFIDENTIAL TREATMENT REQUESTED BY NANOGEN, INC. FOR

THE BRACKETED AND BOLD TYPEFACE PORTIONS OF THIS EXHIBIT

20% SIGNIFICANCE TEST

Fx Rate 4/18/06 (date of signing)	1.22661
Fx Rate 12/31/05	1.1844
Avg 2005 Fx Rate	1.24539

	EURO		USD
ASSET TEST

Nanogen 12/31/05 balance			98,081,000
Acquired Business 12/31/05 balance*	[***	]	[***	]

			[***	]%

CONSIDERATION TEST
Consideration
Initial Consideration	8,100,000		9,935,541
Liabilities acquired *	623,000		764,178
Estimate acquisition costs			700,000

Total			11,399,719
Nanogen assets as of 12/31/05			98,081,000

			11.6%

NET LOSS TEST

Nanogen 12/31/05 (12 months)			(96,494,000)
Acquired Business 12/31/05 (12 months)*	[(***	)]	[(***	)]

			[***	]%

*	Balances based on estimates from due diligence reports and are intended to represent only the business acquired.